United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the

Securities Exchange Act of 1934

For the month of

July 2021

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐ No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐ No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.)

Press Release

Vale advances with the decharacterization plan for B3/B4 and Sul Superior dams

Rio de Janeiro, July 5th, 2021 - Vale SA ("Vale" or "Company"), committed to transparent communication, informs that it will start activities with unmanned equipment for the removal of tailings from the B3/B4 dam, at Mar Azul mine, in Nova Lima (MG), and the Sul Superior dam, at Gongo Soco mine, in Barão de Cocais (MG). Actions were assessed and approved by the Public Prosecutor’s technical auditor, in addition to the entire body of external consultants hired by the company to prepare the projects, and represent the progress of the company's Decharacterization Program and the commitment to an approach fully focused on the safety of people and structures.

It is important to inform that the decharacterization of these dams, which are currently at emergency level 3 of the Emergency Action Plan for Mining Dams (“PAEBM”), is a complex process. Aware that any intervention may increase risks, the company has already carried out several preventive actions, including the removal of all residents from the respective Self-Rescue Zones (“ZAS”) and the construction of back-up dams (downstream containment structures) in both territories.

At the Sul Superior dam, the removal will begin with the collection of samples, which aims to increase knowledge on the characteristics of the material disposed in the reservoir, to improve safety and the techniques that will be used in the decharacterization process, in addition to subsidizing studies to define vibration control levels. Channels will also be opened to improve the flow of water from the structure, preventing accumulation in the reservoir, especially during the rainy season. At the B3/B4 dam, the tailings removal will be performed together with the completion of the partial removal of a waste pile present at the site, from which 350 thousand cubic meters of material have already been removed since November 2020. It should be noted that all activities performed and planned for the two dams will be fully executed with unmanned equipment, operated remotely and safely from a control center outside the structures. All actions were communicated to the technical audit of the Public Prosecutor’s Office of Minas Gerais and the competent bodies.

In view of the complexity and risks of the decharacterization process of these structures, Vale informs that it has strict control over all the actions implemented with the objective of ensuring the safety of workers and people living in nearby communities. In addition, Vale is also studying additional measures to minimize any residual impacts on water bodies downstream of the back-up dams.

The back-up dams built downstream of the two dams are complete and have the capacity to contain the tailings if needed. The structure that serves the Sul Superior dam is 36 meters high and 330 meters long. The structure that serves the B3/B4 dam is 33 meters high and 221 meters long. The works followed the strictest Brazilian standards, the best engineering practices and technical references from international entities used for similar constructions. Specialist companies, independent from the designer and the builder, assessed and certified that the back-up dams are stable and, therefore, provide safety to the communities downstream. The technical auditor of the Public Prosecutor’s Office of Minas Gerais also ratified the stability of the back-up dams.

Also as part of risk control, the dams continue to be permanently monitored by the Geotechnical Monitoring Center (“CMG”). If necessary, the activities will be suspended for appropriate evaluations. The actions follow all the precautions and measures for prevention to Covid-19.

Decharacterization Program

Since 2019, five of Vale’s structures have been completely decharacterized and reintegrated into the environment. The first was 8B dam, at the Águas Claras mine, in Nova Lima (MG), still in 2019, followed by three structures in the State of Pará. The decharacterization of Dique Rio do Peixe, in Itabira (MG), is also complete, and the next one to be completely decharacterized will be Fernandinho dam, also in Nova Lima (MG).

Press Release

Vale's Decharacterization Program for upstream dams is based on technical information and studies and considers the specificity of each of the 30 geotechnical structures, comprising 16 dams, 12 dikes and 2 drained piles.

The decharacterization of upstream dams is a legal obligation of all mining companies in Brazil and Vale, committed to all, has executed all activities with the monitoring and support of external consultants, authorities and technical auditors of the authorities, always with the premise of safety of people and the environment. Each project, without distinction, is technically reviewed by more than one specialist, including the Public Prosecutor’s technical auditor. The schedule and further information on the progress of works are available at www.vale.com/esg.

Luciano Siani Pires

Executive Officer of Investor Relations

Ever since the Covid-19 outbreak began, our highest priority is the health and safety of our employees. Our IR team adopted work-from-home, and as we continue to face these new circumstances, we strongly recommend you prioritize e-mail and online engagement.

For further information, please contact:

Vale.RI@vale.com

Ivan Fadel: ivan.fadel@vale.com

Andre Werner: andre.werner@vale.com

Mariana Rocha: mariana.rocha@vale.com

Samir Bassil: samir.bassil@vale.com

This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Ivan Fadel
Date: July 5th, 2021		Head of Investor Relations